Filed Pursuant to Rule 433
File No. 333-133703
September 19, 2007

Canadian National Railway Company

	Notes	Debentures

Issuer:	Canadian National Railway Company

Security Type:	5.850% Notes due November 15, 2017	6.375% Debentures due November 15, 2037

Size:	US$250,000,000	US$300,000,000

Maturity:	November 15, 2017	November 15, 2037

Coupon:	5.850% per annum, accruing from September 24, 2007	6.375% per annum, accruing from September 24, 2007

Price to Public:	99.683% of face amount	99.743% of face amount

Yield to maturity:	5.890%	6.393%

Spread to Benchmark Treasury:	+135 bp	+155 bp

Benchmark Treasury:	4.750% due August 15, 2017	4.750% due February 15, 2037

Benchmark Treasury Price and Yield:	101-21 4.540%	98-17+ 4.843%

Interest Payment Dates:	November 15 and May 15, commencing May 15, 2008	November 15 and May 15, commencing May 15, 2008

Redemption:	At any time at a discount rate of Treasury plus 25 basis points	At any time at a discount rate of Treasury plus 30 basis points

Trade Date:	September 19, 2007

Settlement Date:	(T+3); September 24, 2007

Ratings:	A3/A-/A(low)

Underwriters:
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
 BMO Capital Markets Corp.
Banc of America Securities LLC
Scotia Capital (USA) Inc.
BNP Paribas Securities Corp.
Wachovia Capital Markets, LLC
RBC Capital Markets Corporation

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc., collect, at 1-212-834-4533 or Citigroup Global Markets Inc., toll free, at 1-877-858-5407.

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